UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of                     June                     , 20 09
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     ]
Enclosure: 2007 Annual Report of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date June 16, 2009	By	/s/ Heri Supriadi
(Signature)

Heri Supriadi VP Investor Relations/ Corporate Secretary

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk.
ANNOUNCEMENT
RESOLUTIONS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF 2009
It is hereby announced to all shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk., abbreviated as PT TELKOM (the “Company”), that the Annual General Meeting of Shareholders (the “AGMS”) of the Company held on 12 June 2009 in Jakarta, approved and decided the following matters:
Agenda 1	Approve the Company’s Annual Report as principally presented by the Board of Directors on the Company’s condition and operation for the 2008 Financial Year including to approve the Board of Commissioners’ Supervision Report for the 2008 Financial Year, with the following conditions:

	a.	The Board of Directors must establish detailed and measured Key Performance Indicators (KPI) for 2009 divided for each Directorate that are suitable for programs and targets that will be achieved in 2009.

	b.	Moreover, the Board of Directors’ KPI must be described further to Eselon I officers whose positions are below those of the Board of Directors and the Board of Directors of Subsidiary Companies.

	c.	The KPI must be clear on the responsible person, the person who will receive information and the person who are related. . Hence, will be easier in monitoring the implementation of the Company’s programs.
Agenda 2	Resolved:

	1.	Approve:

		a.	Company’s Financial Statements (Consolidated) for the 2008 Financial Year audited by the Public Accountant Office, Haryanto Sahari & Partners (a member firm of Pricewaterhouse Coopers), according to its report No. A01274/DC2/IRT/II/2009.A dated 11 May 2008 with an opinion “present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of 31 December 2007 and 2008, and the consolidated results of their operation and their cash flows for the years ending 31 December 2008, 2007 and 2006 in conformity with generally accepted accounting principles in Indonesia”.

		b.	Annual Reports on Partnership & Community Development Program of the 2008 Financial Year that has been audited by Public Accountant Office Prof. DR. H. Tb. Hasanuddin, MSc. & Partners according to its report No. 060/O/A/KAP/III/2009 dated 30 March 2009 with an opinion “present fairly, in all material respects, the financial position of Partnership and Community Development Program of Community Development Center of PT. Telekomunikasi Indonesia, Tbk as of 31 December 2008 and Report of Activities and Report of Cash Flows for the year ending on that date, in conformity with generally accepted accounting principles in Indonesia”.

	2.	Moreover, with the approval of the Company’s Annual Report for the 2008 Financial Year and Annual Report of Partnership and Community Development Program for the 2008 Financial Year, the AGMS hereby gives a full acquittal and discharge to all members of the Board of Directors for their management and the Board of Commissioners, including the member of the Board of Commissioner who has resigned, for their supervision, including management and supervision of Partnership and Community Development Program performed during the 2008 Financial Year, to the extent the actions are reflected in the Company’s Annual Report, Financial Statements for 2008 Financial Year and Annual Report of Partnership and Community Development for the 2008 Financial Year above and do not contradict the prevailing laws and regulations.
Agenda 3	1.	Approve the appropriation of the Company’s net profit for the 2008 Financial Year in the amount of Rp10,619,469,272,214 which will be distributed as follows:
a.	Cash dividend 55% of net profit or Rp5,840,708,099,718 or minimum of

Rp296.9435 per share based on the number of shares that have been issued (not including the shares that have been bought back by the Company) as of the recording date;

	b.	Other reserves in the amount of Rp4,778,761,172,496 which will be used for the Company’s development.

Note:

Dividend in the amount of Rp5,840,708,099,718 will be distributed to the Republic of Indonesia at least 52.47% or the minimum in the amount of Rp3,064,619,539,922 and to the public shareholders at a maximum of 47.53% or Rp2,776,088,559,796.

2.	Approve that the distribution of Cash Dividends for the 2008 Financial Year will be conducted with the following conditions:

	a.	Those who are entitled to receive Cash Dividends are shareholders whose names are recorded in the Company’s Register of Shareholders on 10 July 2009 at 16:00 hours Western Indonesia Standard Time.

	b.	The Cash Dividends shall be paid in one lump sum on 27 July 2009.

3.	The Board of Directors shall be authorized to regulate further the procedure of dividend distribution and to announce the same with due observance of the prevailing laws and regulations where its shares are listed.

4.	Approve the determination of fund for Partnership Program for the 2009 Financial Year in the amount of 0.5% of the Company’s net profit for the 2008 Financial Year in the amount of Rp53,097,346,361.
Agenda 4	Approve salaries for the Board of Directors and honoraria for the Board of Commissioners for the 2009 Financial Year including tantiem for the Board of Directors and Board of Commissioners for the 2008 Financial Year which have been calculated by the Nomination and Remuneration Committee, based on the Company’s financial capacity in consideration of the principles of properness/appropriateness with the following results:
1.	The salary for the President Director for the Financial Year per month (nett) is the same with salary for the 2008 Financial Year, with the following provisions:

	a.	The composition of salaries/honoraria for the President Director, Directors and Commissioners is the same as the composition of salaries/honoraria based on the resolutions of the Annual General Meeting of Shareholders held on 29 June 2007.

	b.	Salaries for the Board of Directors and honoraria for the Board of Commissioners shall come into effect starting 1 January 2009.

	c.	Any tax on salaries/honoraria shall be borne by the Company according to the prevailing laws and regulations.

2.	Total gross tantiem (including tax) for the Board of Directors and Board of Commissioners for the 2008 Financial Year is 0.369% of the net profit, provided that:

	a.	The composition of tantiem for the President Director, Directors and Commissioners is the same as the composition of salaries/honoraria based on the resolutions of the Annual General Meeting of Shareholders held on 29 June 2007.

	b.	The amount of tantiem for the President Director, each of Director, President Commissioner and each of Commissioner for the 2008 Financial Year is proportionate with their term of office in 2008.

	c.	Any tax incurred on tantiem will be borne by the relevant parties.

	d.	For members or the Company’s Board of Directors who served as members of the Board of Commissioners in the Company’s subsidiaries/joint ventures, the amount of tantiem that will be received by each member will become the Company’s right because that positions in the subsidiaries companies is an assignment from the Company.

3.	Facilities and allowances for members of the Board of Directors and the Board of Commissioners for the 2009 Financial Year are the same as those given in the 2008 Financial Year as resolved in the Annual General Meeting of

Shareholders held on 20 June 2008.

Note:

The amount of honoraria, tantiem and facilities for Secretary of the Board of Commissioners will be determined in the Board of Commissioners’ Meeting based on laws and regulations.
Agenda 5	1.	Approve the reappointment of the Public Accountant Office, Haryanto Sahari & Partners (a member firm of Pricewaterhouse Coopers), to conduct an Integrated Audit for the 2009 Financial Year, which will cover an audit of the Company’s Consolidated Financial Statements and Internal Control Audit on the Financial Statements for the 2009 Financial Year.
2.	Grants the authority to the Board of Commissioners to appoint a Public Accountant Office which will audit the appropriation of funds for the Partnership and Community Development Program for the 2009 Financial Year.

3.	Grants the authority to the Board of Commissioners to appoint a substitute Public Accountant Office and to determine the appointment terms and conditions, if the appointed Public Accountant Office is, for any reason, unable to perform or continue its duties.

4.	Grants the authority to the Board of Commissioners to designate any proper amount of audit fee and other terms and conditions of appointment of the relevant Public Accountant Office.
Agenda 6	Approve the implementation of Minister of State-Owned Enterprises Regulation No. PER-05/MBU/2008 dated 3 September 2008 regarding General Guidance for the Procurement of Goods and Services in State-Owned Enterprises as one of the Company’s guidances in the procurement of goods and services, as of the closing of AGM.

Agenda 7	Approve the seri A Dwiwarna proposal based on a letter from the Ministry of State-Owned Enterprises as a shareholder of the Company No. S-416/MBU/2009 dated 9 June 2009, that:
a.	Tanri Abeng as President Commissioner;

b.	Arif Arryman as Independent Commissioner;

c.	P. Sartono as Independent Commissioner

will be retained in their positions to perform their duties and obligations each as President Commissioner and Independent Commissioners of the Company until their definite replacements are appointed in the Company’s next Extraordinary General Meeting of Shareholders.
Bandung, 16 June 2009
PT Telekomunikasi Indonesia Tbk.
The Board of Directors